UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

(Amendment No. 7)

Rule 13e-3 Transaction Statement Under to Section 13(e) of the

Securities Exchange Act of 1934

HALL OF FAME RESORT & ENTERTAINMENT COMPANY

(Name of the Issuer)

Hall of Fame Resort & Entertainment Company

HOFV Holdings, LLC

IRG Canton Village Manager, LLC

IRG Canton Village Member, LLC

American Capital Center, LLC

CH Capital Lending, LLC

IRG, LLC

Midwest Lender Fund, LLC

Stuart Lichter

(Names of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

40619L201

(CUSIP Number of Class of Securities)

Hall of Fame Resort & Entertainment Company 2014 Champions Gateway, Suite 100 Canton, OH 44708 (330) 458-9176 Attn: Karl Holtz & Tim Kelly	HOFV Holdings, LLC IRG Canton Village Manager, LLC IRG Canton Village Member, LLC American Capital Center, LLC CH Capital Lending, LLC IRG, LLC Midwest Lender Fund, LLC Stuart Lichter
11111 Santa Monica Blvd, Suite 800 Los Angeles, CA 90025
(310) 806-4434 Attn: Richard Klein

 (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to

Sheppard, Mullin, Richter & Hampton LLP	Bryan Cave Leighton Paisner LLP
30 Rockefeller Plaza New York, NY 10112	One Atlantic Center, 14th Floor 1201 W. Peachtree St., N.W.
(212) 653-8700 Attn: Richard A. Friedman & Stephen A. Cohen	Atlanta, GA 30309 (404) 672-6600
Attn: Rick Miller & Amy Wilson

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 7 (the “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended hereby, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (1) Hall of Fame Resort & Entertainment Company (the “Company”); (2) HOFV Holdings, LLC, a Delaware limited liability company (“Parent”), (3) Omaha Merger Sub, Inc., (4) IRG Canton Village Manager, LLC, a Delaware limited liability company, (4) IRG Canton Village Member, LLC, a Delaware limited liability company, (5) American Capital Center, LLC, a Delaware limited liability company, (6) CH Capital Lending, LLC, a Delaware limited liability company (“CHCL”), (7) IRG, LLC, a Nevada limited liability company, (8) Midwest Lender Fund, LLC, a Delaware limited liability company, and (9) Stuart Lichter (“Mr. Lichter”) (each of (1) through (9) a “Filing Person,” and collectively, the “Filing Persons”). Parent and its affiliates control approximately 22.1% of the issued and outstanding shares of common stock, par value $0.0001 per share, of the Company (which we refer to as a “share” or, collectively, “shares”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of May 7, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Omaha Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and, solely as guarantor of certain of Parent’s obligations under the Merger Agreement, CHCL.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Transaction Statement. Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained or incorporated by reference in the Transaction Statement.

While each of the Filing Persons acknowledges that the merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 15. Additional Information

Regulation M-A Item 1011

(c) Other Material Information. Item 15(c) is hereby amended and supplemented as follows:

On December 31, 2025, pursuant to Merger Agreement, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

At the effective time of the Merger (the “Effective Time”), in accordance with the terms set forth in the Merger Agreement, (a) each issued and outstanding share of common stock of the Company, par value $0.0001 per share (the “Company Common Stock”), as of immediately prior to the Effective Time (other than Owned Company Shares (as defined below) or Dissenting Company Shares (as defined by the Merger Agreement)) was converted into the right to receive $0.90 in cash without interest and subject to applicable withholding (the “Merger Consideration”), (b) each share of Company Common Stock held in the treasury of the Company, any shares of Company Common Stock owned by the Buyer Parties, and any shares of Company Common Stock owned by affiliates of the Buyer Parties immediately prior to the Effective Time (collectively, the “Owned Company Shares”) were automatically canceled and ceased to exist without any conversion thereof or consideration paid therefor, and (c) each share of 7.00% Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share, of the Company and each share of 7.00% Series C Convertible Preferred Stock, par value $0.0001 per share, of the Company immediately prior to the Effective Time were automatically canceled and ceased to exist without any conversion thereof or consideration paid therefor.

In addition, pursuant to the Merger Agreement, in accordance with the terms set forth therein and unless otherwise agreed in writing between Parent and the applicable holder, at the Effective Time:

●	Each outstanding award of restricted stock units covering shares of Company Common Stock that was governed under any Company Equity Plan (as defined by the Merger Agreement) (“Company RSUs”) were cancelled and converted into the right to receive an amount in cash, without interest and subject to applicable withholding, equal to the product obtained by multiplying (a) the total number of shares of Company Common Stock subject to such Company RSUs by (b) the Merger Consideration.

●	Each Private Warrant and Series X Warrant (in each case, as defined by the Merger Agreement), other than warrants owned by any affiliate of the Buyer Parties (which were cancelled and extinguished without any consideration paid therefor) that is outstanding and unexercised immediately prior to the Effective Time, by virtue of the Merger, automatically and without any action on the part of Parent, Merger Sub, the Company or the holder thereof, ceased to represent a Private Warrant or Series X Warrant, as applicable, exercisable for Company Common Stock and became a warrant exercisable for the Merger Consideration that such holder would have received if such holder had exercised its Private Warrants or Series X Warrants, as applicable, immediately prior to the Effective Time. The Merger Agreement provides holders of such warrants exercisable for the Merger Consideration will have 30 days following public disclosure of the consummation of the Merger to exercise such warrants and receive the Merger Consideration. Since the Merger Consideration is all cash and the Merger Consideration payable upon exercise of the Private Warrants and the Series X Warrants is less than the applicable exercise price of the Private Warrants and the Series X Warrants, holders of such warrants would receive less cash than the exercise price thereof upon exercise thereof.

As a result of the completion of the Merger, the Company became a wholly owned subsidiary of Parent. Parent funded the aggregate Merger Consideration through equity financing.

The foregoing description of the Merger, the Merger Agreement and the other transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which was filed as Exhibit 16(d)(1), which is incorporated by reference herein.

On December 31, 2025, the Company notified the Financial Industry Regulatory Authority, Inc. that the Merger had been completed and requested that the OTC Markets Group, Inc. (the “OTC”) suspend trading of Company Common Stock prior to the opening of trading on January 2, 2026. As a result, the shares of Company Common Stock will no longer be listed on the OTC.

The Company intends to file a certification on Form 15 with the SEC requesting the termination of registration of all shares of Company Common Stock and all warrants to purchase Company Common Stock under Section 12(g) of the Exchange Act, and the suspension of the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act with respect to all shares of Company Common Stock and warrants to purchase Company Common Stock.

Item 16. Exhibits

Regulation M-A Item 1016

(a)(1) Definitive Proxy Statement of Hall of Fame Resort & Entertainment Company (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed concurrently with the SEC).

(a)(2) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(3) Press Release, dated May 8, 2025 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed May 8, 2025 and incorporated herein by reference).

(a)(4) Letter to Partners, dated May 8, 2025 (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed May 8, 2025 and incorporated herein by reference).

(a)(5) Notice of Intent to Terminate Merger Agreement and Non-Extension of Note and Security Agreement, dated September 5, 2025 (filed as Exhibit 99.1 to Form 8-K filed on September 9, 2025 and incorporated herein by reference).

(a)(6) Letter, dated September 16, 2025, from HOFV Holdings, LLC, CH Capital Lending, LLC, IRG, LLC, and Midwest Lender Fund, LLC (filed as Exhibit 99.1 to Form 8-K filed on September 17, 2025 and incorporated herein by reference).

(a)(7) Current Report on Form 8-K, dated September 17, 2025 (incorporated herein by reference).

(a)(8) Email to Stockholders, dated September 17, 2025 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed September 18, 2025 and incorporated herein by reference).

(a)(9) Letter, dated September 30, 2025, from HOFV Holdings, LLC, CH Capital Lending, LLC, IRG, LLC, and Midwest Lender Fund, LLC (filed as Exhibit 99.1 to Form 8-K filed on October 1, 2025 and incorporated herein by reference).

(a)(10) Letter, dated October 17, 2025, from HOFV Holdings, LLC, CH Capital Lending, LLC, IRG, LLC, and Midwest Lender Fund, LLC (filed as Exhibit 99,1 to Form 8-K filed on October 23, 2025 and incorporated herein by reference).

(a)(11) Current Report on Form 8-K, dated December 31, 2025 (incorporated herein by reference).

(c)(1) Opinion of Wedbush Securities Inc. to the Special Committee of the Board of Directors of the Company, dated May 7, 2025 (included as Annex C to the Proxy Statement and incorporated herein by reference).

(c)(2)+ Discussion Materials of Wedbush Securities Inc. to the Special Committee of the Board of Directors of the Company, dated May 7, 2025.

(d)(1) Agreement and Plan of Merger, dated as of May 8, 2025, by and among Hall of Fame Resort & Entertainment Company, Parent Holdings, LLC and Omaha Merger Sub, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Voting Agreement, dated as of May 7, 2025, by and among Parent Holdings, LLC, Omaha Merger Sub, Inc., Hall of Fame Resort & Entertainment Company, and the holders of Company Common Stock signatory thereto (incorporated herein by reference to Annex B of the Proxy Statement).

(d)(3) Term Loan Agreement, dated December 1, 2020, among Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, certain of its subsidiaries, and Aquarian Credit Funding LLC (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (001-38363), filed with the Commission on December 3, 2020).

(d)(4) Amendment Number 1 to Term Loan Agreement, dated January 28, 2021, among Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, certain of its subsidiaries, Aquarian Credit Funding LLC, and the Lenders party thereto (incorporated by reference to Exhibit 10.36 of the Company’s Post-Effective Amendment No. 3 to Form S-1 Registration Statement (File No. 333-249133), filed with the Commission on July 22, 2021).

(d)(5) Amendment Number 2 to Term Loan Agreement, dated February 15, 2021, among Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, certain of its subsidiaries, Aquarian Credit Funding LLC, and the Lenders party thereto (incorporated by reference to Exhibit 10.37 of the Company’s Post-Effective Amendment No. 3 to Form S-1 Registration Statement (File No. 333-249133), filed with the Commission on July 22, 2021).

(d)(6) Amendment Number 3 to Term Loan Agreement, dated as of August 30, 2021 among Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, certain of its subsidiaries, Aquarian Credit Funding LLC, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (001-38363), filed with the Commission on September 1, 2021).

(d)(7) Amendment Number 4 to Term Loan Agreement, dated as of August 30, 2021 among Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, certain of its subsidiaries, Aquarian Credit Funding LLC, and the Lenders party thereto (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K (001-38363), filed with the Commission on September 1, 2021).

(d)(8) Amendment Number 5 to Term Loan Agreement, dated as of December 15, 2021 among Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, certain of its subsidiaries, Aquarian Credit Funding LLC, and the Lenders party thereto (incorporated by reference to Exhibit 10.5 of the Company’s Form 8-K (001-38363), filed with the Commission on December 16, 2021).

(d)(9) Amendment Number 6 to Term Loan Agreement, dated as of March 1, 2022, among Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, certain of its subsidiaries, and CH Capital Lending, LLC, as administrative agent and lender (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (001-38363), filed with the Commission on March 2, 2022).

(d)(10) Amendment Number 7 to Term Loan Agreement, dated as of August 5, 2022, among Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, certain of its subsidiaries, and CH Capital Lending, LLC, as administrative agent and lender (incorporated by reference to Exhibit 10.9 of the Company’s Form S-3 Registration Statement (File No. 333-266750), filed with the Commission on August 10, 2022).

(d)(11) Amendment Number 8 to Term Loan Agreement, effective as of November 7, 2022, by Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC and HOF Village Youth Fields, LLC, as borrower, in favor of CH Capital Lending, LLC, as administrative agent and lender (incorporated by reference to Exhibit 10.9 of the Company’s Form 8-K (File No. 001-38363), filed with the Commission on March 22, 2023).

(d)(12) Amendment Number 9 to Term Loan Agreement, dated December 8, 2023 by Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, HOF Village Youth Fields, LLC, collectively as borrower, and CH Capital Lending, LLC, as administrative agent and lender (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K (001-38363), filed with the Commission on December 14, 2023).

(d)(13) Amendment Number 10 to Term Loan Agreement, dated January 11, 2024 by Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, HOF Village Youth Fields, LLC, collectively as borrower, and CH Capital Lending, LLC, as administrative agent and lender (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (001-38363), filed with the Commission on January 18, 2024).

(d)(14) Amendment Number 11 to Term Loan Agreement, dated January 17, 2024 by Hall of Fame Resort & Entertainment Company and HOF Village Newco, LLC, collectively as borrower, and CH Capital Lending, LLC, as administrative agent and lender (incorporated by reference to Exhibit 10.7 of the Company’s Form 8-K (001-38363), filed with the Commission on January 18, 2024).

(d)(15) Amendment Number 12 to Term Loan Agreement, dated February 1, 2024 by Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, HOF Village Youth Fields, LLC, collectively as borrower, and CH Capital Lending, LLC, as administrative agent and lender (incorporated by reference to Exhibit 10.38 of the Company’s Annual Report on Form 10-K (001-38363), filed with the Commission on March 25, 2024).

(d)(16) Amendment Number 13 to Term Loan Agreement, dated February 28, 2024 by Hall of Fame Resort & Entertainment Company and HOF Village Newco, LLC, collectively as borrower, and CH Capital Lending, LLC, as administrative agent and lender (incorporated by reference to Exhibit 10.39 of the Company’s Annual Report on Form 10-K (001-38363), filed with the Commission on March 25, 2024)

(d)(17) Loan Agreement, dated September 27, 2022, among HOF Village Retail I, LLC and HOF Village Retail II, LLC, as borrowers, and The Huntington National Bank, as lender (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (001-38363), filed with the Commission on September 29, 2022).

(d)(18) Promissory Note, dated September 27, 2022, issued by HOF Village Retail I, LLC and HOF Village Retail II, LLC, as borrowers, to The Huntington National Bank, as lender (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K (001-38363), filed with the Commission on September 29, 2022).

(d)(19) Assignment of Note, Security Instruments and Other Loan Documents, dated September 22, 2023, by The Huntington National Bank to and in favor of CH Capital Lending, LLC (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q (001-38363), filed with the Commission on November 14, 2023).

(d)(20) Joinder and First Amendment to Loan Agreement, dated September 21, 2023 by and among HOF Village Retail I, LLC, HOF Village Retail II, LLC, Hall of Fame Resort & Entertainment Company, collectively as borrower, and CH Capital Lending, LLC, as lender (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q (001-38363), filed with the Commission on November 14, 2023).

(d)(21) Second Amendment to Loan Agreement, dated October 6, 2023 by and among HOF Village Retail I, LLC, HOF Village Retail II, LLC, Hall of Fame Resort & Entertainment Company, collectively as borrower, and CH Capital Lending, LLC, as lender (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q (001-38363), filed with the Commission on November 14, 2023).

(d)(22) Third Amendment to Loan Agreement, dated October 16, 2023 by and among HOF Village Retail I, LLC, HOF Village Retail II, LLC, Hall of Fame Resort & Entertainment Company, collectively as borrower, and CH Capital Lending, LLC, as lender (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q (001-38363), filed with the Commission on November 14, 2023).

(d)(23) Fourth Amendment to Loan Agreement, dated November 21, 2023, among HOF Village Retail I, LLC, HOF Village Retail II, LLC and Hall of Fame Resort & Entertainment Company, as borrowers and CH Capital Lending, LLC, as lender (incorporated by reference to Exhibit 10.68 of the Company’s Annual Report on Form 10-K (001-38363), filed with the Commission on March 25, 2024).

(d)(24) Fifth Amendment to Loan Agreement, dated December 8, 2023 by and among Hall of Fame Resort & Entertainment Company, HOF Village Retail I, LLC, HOF Village Retail II, LLC, collectively as borrower, and CH Capital Lending, LLC, as lender (incorporated by reference to Exhibit 10.7 of the Company’s Form 8-K (001-38363), filed with the Commission on December 14, 2023).

(d)(25) Sixth Amendment to Loan Agreement, executed December 12, 2024 by and among Hall of Fame Resort & Entertainment Company, HOF Village Retail I, LLC, HOF Village Retail II, LLC, collectively as borrower, and CH Capital Lending, LLC, as lender (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (001-38363), filed with the Commission on December 18, 2024).

(d)(26) First Amended and Restated Promissory Note, dated December 8, 2023 by Hall of Fame Resort & Entertainment Company, HOF Village Retail I, LLC, HOF Village Retail II, LLC, collectively as borrower, and CH Capital Lending, LLC, as lender (incorporated by reference to Exhibit 10.90 of the Company’s Amendment No.1 to Annual Report on Form 10-K/A (001-38363), filed with the Commission on April 29, 2024).

(d)(27) Joinder and First Amended and Restated Promissory Note, effective as of November 7, 2022, issued by Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, and HOF Village Youth Fields, LLC to CH Capital Lending, LLC (incorporated by reference to Exhibit 10.13 of the Company’s Form 8-K (001-38363), filed with the Commission on March 22, 2023).

(d)(28) Second Amended and Restated Series C Warrant (No. 2020 W-1), effective as of November 7, 2022, issued by Hall of Fame Resort & Entertainment Company to CH Capital Lending, LLC (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (001-38363), filed with the Commission on March 22, 2023).

(d)(29) Second Amended and Restated Series C Warrant (No. 2020 W-1), effective as of November 7, 2022, issued by Hall of Fame Resort & Entertainment Company to CH Capital Lending, LLC (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (001-38363), filed with the Commission on March 22, 2023).

(d)(30) Joinder and Second Amended and Restated Secured COGNOVIT Promissory Note, effective as of November 7, 2022, issued by Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC and HOF Village Youth Fields, LLC to IRG, LLC (incorporated by reference to Exhibit 10.10 of the Company’s Form 8-K (001-38363), filed with the Commission on March 22, 2023).

(d)(31) Amended and Restated Series E Warrant (Series E No. W-2), effective as of November 7, 2022, issued by Hall of Fame Resort & Entertainment Company to CH Capital Lending, LLC (incorporated by reference to Exhibit 10.4 of the Company’s Form 8-K (001-38363), filed with the Commission on March 22, 2023).

(d)(32) Backup Promissory Note, effective as of November 7, 2022, issued by Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, and HOF Village Youth Fields, LLC to Midwest Lender Fund, LLC (incorporated by reference to Exhibit 10.12 of the Company’s Form 8-K (001-38363), filed with the Commission on March 22, 2023)).

(d)(33) Amended and Restated Series G Warrant, dated as of November 7, 2022, issued by Hall of Fame Resort & Entertainment Company to Midwest Lender Fund, LLC (incorporated by reference to Exhibit 10.7 of the Company’s Form 8-K (001-38363), filed with the Commission on March 22, 2023).

(d)(34) Omnibus Extension of Debt Instruments, dated April 7, 2024, by and among Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, as borrowers, and CH Capital Lending, LLC, IRG, LLC, JKP Financial, LLC, and Midwest Lender Fund, LLC as lenders (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (001-38363), filed with the Commission on April 8, 2024).

(d)(35) Omnibus Extension of Debt Instruments, dated March 31, 2025 among Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC as borrowers and CH Capital Lending, LLC, IRG, LLC, and Midwest Lender Fund, LLC as lenders (incorporated by reference to Exhibit 10.9 of the Company’s Quarterly Report on Form 10-Q, filed with the Commission on May 13, 2025).

(d)(36) Backup Joinder and First Amended and Restated Secured Cognovit Promissory Note, effective as of November 7, 2022, by and among Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, HOF Village Youth Fields, LLC, as makers, and JKP Financial, LLC, as holder (incorporated by reference to Exhibit 10.8 of the Issuer's Form 8-K (001-38363), filed with the Commission on March 22, 2023).

(d)(37) Joinder and Second Amended and Restated Secured COGNOVIT Promissory Note, effective as of November 7, 2022, issued by Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC and HOF Village Youth Fields, LLC to JKP Financial, LLC (incorporated by reference to Exhibit 10.11 of the Company’s Form 8-K (001-38363), filed with the Commission on March 22, 2023).

(e) None.

(f)+ Section 262 of the Delaware General Corporation Act.

(g) None.

(h) None.

107+ Filing Fee Table

+	Previously filed.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 31, 2025.

HALL OF FAME RESORT & ENTERTAINMENT COMPANY

	By:	/s/ Lisa Gould
		Name:	Lisa Gould
		Title:	Interim Principal Executive Officer

HOFV HOLDINGS, LLC

	By:	/s/ Stuart Lichter
		Name:	Stuart Lichter
		Title:	President

IRG CANTON VILLAGE MANAGER, LLC

	By:	/s/ Stuart Lichter
		Name:	Stuart Lichter
		Title:	President

IRG CANTON VILLAGE MANAGER, LLC

	By:	/s/ Stuart Lichter
		Name:	Stuart Lichter
		Title:	President

AMERICAN CAPITAL CENTER, LLC

	By:	/s/ Richard Klein
		Name:	Richard Klein
		Title:	Authorized Representative

CH CAPITAL LENDING, LLC

By:	/s/ Richard Klein
	Name:	Richard Klein
	Title:	Chief Financial Officer

IRG, LLC

By:	/s/ Stuart Lichter
	Name:	Stuart Lichter
	Title:	President

MIDWEST LENDER FUND, LLC

By:	/s/ Stuart Lichter
	Name:	Stuart Lichter
	Title:	President

STUART LICHTER

By:	/s/ Stuart Lichter
	Name:	Stuart Lichter